SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GTx, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40052B108

(CUSIP Number)

February 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,157,221
	(8)	Shared voting power 4,164,362
	(9)	Sole dispositive power 6,157,221
	(10)	Shared dispositive power 4,164,362
(11)	Aggregate amount beneficially owned by each reporting person 10,321,583
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 16.4%
(14)	Type of reporting person IN

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 4,164,362
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,164,362
(11)	Aggregate amount beneficially owned by each reporting person 4,164,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.6%
(14)	Type of reporting person IN

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,164,362
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,164,362
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,164,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.6%
(14)	Type of reporting person IN

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 638,475
	(8)	Shared voting power 0
	(9)	Sole dispositive power 638,475
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 638,475
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.0%
(14)	Type of reporting person OO

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 655,128
	(8)	Shared voting power 0
	(9)	Sole dispositive power 655,128
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 655,128
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.0%
(14)	Type of reporting person OO

CUSIP No. 40052B108

(1)	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 646,029
	(8)	Shared voting power 0
	(9)	Sole dispositive power 646,029
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 646,029
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.0%
(14)	Type of reporting person OO

This Amendment No. 2 to Schedule 13D is filed to amend the Schedule 13D filed by the reporting persons on March 16, 2011, as amended by Amendment No. 1 also filed on March 16, 2011 (as amended, the “Schedule 13D”), in respect of shares of the common stock, par value $0.001 per share (“common stock”), of GTx, Inc., a Delaware corporation (“GTXI”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

This statement is filed for 12,261,215 shares of GTXI common stock consisting of (i) 6,157,221 shares owned by Jack W. Schuler directly and through an individual retirement account for his benefit, (ii) 4,164,362 shares owned by the Schuler Family Foundation, (iii) 638,475 shares owned by the Tanya Eva Schuler Trust, (iv) 655,128 shares owned by the Therese Heidi Schuler Trust and (v) 646,029 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. Schuler and his wife, Renate Schuler, are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children. All of the children are adults and none of them resides with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) any of the shares owned by the Schuler Family Foundation or (iii) any of the shares owned by any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in (i) any of the shares owned by the Schuler Family Foundation or (ii) any of the shares owned by any of the Trusts.

(a)	Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 12,261,215 shares of GTXI common stock, representing 19.5% of the shares of GTXI common stock outstanding (determined on the basis of 62,790,223 shares outstanding as of November 3, 2011, as disclosed by the quarterly report on Form 10-Q that GTXI filed for the quarter ending September 30, 2011).

(b)	Individual amounts beneficially owned

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	6,157,211
(ii)	Shared power to vote or direct the vote:	4,164,362	*
(iii)	Sole power to dispose or to direct the disposition of:	6,157,221
(iv)	Shared power to dispose of to direct the disposition of:	4,164,362	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 4,164,362 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or direct the vote:	4,164,362	*
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose of to direct the disposition of:	4,164,362	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 4,164,362 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	4,164,362
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	4,164,362
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tanya Eva Schuler Trust:

(i)	Sole power to vote or to direct the vote:	638,475
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	638,475
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Therese Heidi Schuler Trust:

(i)	Sole power to vote or to direct the vote:	655,128
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	655,128
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tino Hans Schuler Trust:

(i)	Sole power to vote or to direct the vote:	646,029
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	646,029
(iv)	Shared power to dispose of to direct the disposition of:	0

(c)	Recent transactions

During the past 60 days, there have been the following transactions on the open market in shares of GTXI common stock by certain of the persons filing this statement:

Name	Date	Purchase (P) or Sale (S)	Number of Shares	Price Per Share
Jack W. Schuler	03/01/12	P	69,700	3.3330
Schuler Family Foundation	02/21/12	P	600,000	3.8219
	02/22/12	P	350,000	3.5579
Tanya Eva Schuler Trust	02/23/12	P	25,000	3.4941
	02/24/12	P	28,000	3.4896
	02/27/12	P	29,011	3.3948
	02/28/12	P	64,000	3.5226
	02/29/12	P	18,224	3.4799
Therese Heidi Schuler Trust	02/23/12	P	25,000	3.4941
	02/24/12	P	28,000	3.4896
	02/27/12	P	29,011	3.3948
	02/28/12	P	64,000	3.5226
	02/29/12	P	18,224	3.4799
Tino Hans Schuler Trust	02/23/12	P	25,000	3.4941
	02/24/12	P	28,000	3.4896
	02/27/12	P	29,011	3.3948
	02/28/12	P	64,000	3.5226
	02/29/12	P	18,224	3.4799

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee